UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MabVax Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55414P108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55414P108	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biomark Capital Fund IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 197,641(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 197,641(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,641(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%(2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Includes 197,641 shares of Common Stock. Each share of Common Stock is entitled to one vote per share.
(2)	Percentage calculated using a denominator of 29,036,272 shares of Common Stock of Issuer, outstanding as of January 25, 2016.

CUSIP No. 55414P108	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biomark Capital Fund IV GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 197,641(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 197,641(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,641(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 55414P108	13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David S. Wetherell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 197,641(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 197,641(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,641(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 55414P108	13G	Page 5 of 9

Item 1.

(a)	Name of Issuer:
MabVax Therapeutics Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:

This statement is filed by: (i) Biomark Capital Fund IV LP (“FUND IV LP”), a Delaware limited partnership, direct owner of the shares of Common Stock of the Issuer (the “Shares”); (ii) Biomark Capital Fund IV GP LLC (“FUND IV GP”), a Delaware limited liability company and general partner of FUND IV LP; and (iii) David S. Wetherell, sole manager and beneficial owner of a majority of the membership interest of FUND IV GP. Each of FUND IV LP, FUND IV GP and David S. Wetherell are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of the Principal Office or, if none, residence:

The principal business address of the Reporting Persons is c/o Biomark Capital, 537 Steamboat Road,

Suite 200, Greenwich, CT 06830.

(c)	Citizenship:

FUND IV LP and FUND IV GP are organized under the laws of the State of Delaware.

David S. Wetherell is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

55414P108

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Persons may each be deemed to beneficially own, in the aggregate, 197,641 shares of Common Stock, constituting approximately 0.7% of the Common Stock outstanding. Each share of Common Stock is entitled to one vote per share.

As of the close of business on December 31, 2015, FUND IV LP owned directly 197,641 shares of Common Stock, constituting approximately 0.7% of the Common Stock outstanding. FUND IV LP disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

FUND IV GP, the general partner of FUND IV LP, may be deemed to share voting and dispositive power over the shares held by FUND IV LP. FUND IV GP disclaims beneficial ownership of the Shares held by FUND IV LP except to the extent of any pecuniary interest therein.

CUSIP No. 55414P108	13G	Page 6 of 9

David S. Wetherell, the sole manager and beneficial owner of a majority of the membership interests of FUND IV GP, may be deemed to share voting and dispositive power over the Shares held by FUND IV LP. David S. Wetherell disclaims beneficial ownership of the Shares held by FUND IV LP except to the extent of any pecuniary interest therein.

(b)	Percent of class: The Reporting Persons may each be deemed to beneficially own, in the aggregate, 0.7% (based upon 29,036,272 shares of Common Stock outstanding as of January 25, 2016). Item 4(a) is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 197,641(3)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 197,641(3)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

Not applicable.

(3)	FUND IV LP has sole power to vote and dispose of the Shares it owns directly. Each of FUND IV GP and David S. Wetherell may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13G owned directly by FUND IV LP.

CUSIP No. 55414P108	13G	Page 7 of 9

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55414P108	13G	Page 8 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        February 16, 2016

BIOMARK CAPITAL FUND IV LP
By: Biomark Capital Fund IV GP LLC, its General Partner

By:	/s/ David S. Wetherell
Name:	David S. Wetherell
Title:	Manager

BIOMARK CAPITAL FUND IV GP LLC

By:	/s/ David S. Wetherell
Name:	David S. Wetherell
Title:	Manager

By:	/s/ David S. Wetherell
Name:	David S. Wetherell

CUSIP No. 55414P108	13G	Page 9 of 9

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement by and among Biomark Capital Fund IV LP, Biomark Capital Fund IV GP LLC and David S. Wetherell, dated February 10, 2015.*

*	Filed herewith.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of MabVax Therapeutics Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 10, 2015.

BIOMARK CAPITAL FUND IV LP
By: Biomark Capital Fund IV GP LLC, its General Partner

By:	/s/ David S. Wetherell
Name:	David S. Wetherell
Title:	Manager

BIOMARK CAPITAL FUND IV GP LLC

By:	/s/ David S. Wetherell
Name:	David S. Wetherell
Title:	Manager

By:	/s/ David S. Wetherell
Name:	David S. Wetherell